Please Reply to Las Vegas Office

Writer's email: kstein@nevadafirm.com

November 30, 2015

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn: Mara L. Ransom, Assistant Director –

Office of Consumer Products

RE:	Capital Art, Inc. Amendment No. 1 to Form 10-12G Filed October 2, 2015 File No. 000-55370

Dear Ms. Ransom:

Please allow this letter to be considered our formal response to your comments outlined in your October 29, 2015 letter, to which you granted our request for an extension of time to respond until November 30, 2015.

We will address each comment in order:

General

1. You became subject to the periodic reporting requirements of the Securities Exchange Act of 1934 when your Form 10 became effective on April 11, 2015. It appears your Form 10-Q for the quarter ended June 30, 2015 was not timely filed and you are not current in your reporting obligations because this Form 10-Q was due 45 days after the end of the fiscal quarter. Please tell us when you plan to file this Form 10-Q.

Response: As you are aware, due to changes in counsel and auditors, Capital Art, Inc. (the “Company”) was delayed in filing its Amendment No. 1 to Form 10 filed October 2, 2015 (“First Amendment). The change also caused delays in preparing its Form 10-Q for the quarter ended June 30, 2015. As a result, the Company updated the Form 10 in the First Amendment to include the financial statements for the quarter ended June 30, 2015 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for quarter ended June 30, 2015. The securities of the Company did not trade or initiate any material changes during this time, waiting until they could file the First Amendment. The Company did not believe based on the above that it should re-file the June 30th financials as a separate 10-Q filing as such a filing could be confusing, but if the SEC requires them to do so, the Company will file a separate 10-Q for the quarter ended June 30, 2015 immediately. To comply with its current reporting requirements, the Company did timely file its Form 10-Q for the quarter ended September 30, 2015 (“3rd Qtr 10-Q”) on November 16, 2015.

2. We note that your amended registration statement only includes the information requested by our previous comments and information regarding subsequent events. In your next amendment please include all of the information required by Form 10, amended as necessary in response to our comments.

Response: This appears to be a miscommunication error between your staff and myself; as when we previously discussed the matter, we believed that by filing the First Amendment and stating that “The following information supplements and clarifies the information set forth in the Original Filing,” and thereafter referencing the sections in the Original filing, we properly responding. In further discussion upon receiving your letter, the Company has prepared and is filing a second amendment to the Form 10 (“Second Amendment”), which will be an Amended and Restated Form 10 to address this comment and include all of the information required by Form 10.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Item 1. Business

Subsequent Event

Acquisition of Globe Photos, Inc., page 2

3. Please attach as an exhibit to the registrations statement the Asset Purchase Agreement with Globe Photos, Inc. Please see Item 15 of Form 10 and Item 601 of Regulation S-K.

Response: Due to timing , the Company attached the Asset Purchase Agreement, between Globe Photos, Inc. and Capital Art, Inc., effective July 22, 2015 as Exhibit 10.12 to the 3rd Qtr 10-Q. As such, the Company will reference this exhibit in the Second Amendment.

Intellectual Property, page 2

4. We note your disclosure that you are continuously looking for opportunities to expand your photographic archives. Please discuss any criteria used when evaluating potential targets. For example, please discuss whether individual photographers seeking to monetize their collections are more desirable than media companies seeking to dispose of their archives, as well as the reasons behind any differences in desirability. Please also discuss any differences between purchasing an archive versus entering into a reproduction or licensing agreement and how any such differences impact your business.

Response: The Company believes that the market is significantly undervaluing physical photographic assets for both individual photographers seeking to monetize their collections and media companies seeking to dispose of their archives because of the investment required to digitize and then monetize them. The Company has invested in infrastructure and workflow process in order to digitize these assets at a low cost giving the Company a competitive advantage for purchasing from all sources. Criteria considered when evaluating archives includes, but is not limited to, the following

•	The age of the archives

•	How/If the archive is organized

•	The type of media in the archive

•	The subject matter of the archive

•	The rarity of the subject matter

•	The photographer(s) represented in the archive

•	The nature and the strength of the rights associated with the archive

In this respect, single photographer archives are desirable because copyrights are often very clearly owned by the photographer and the Company can market and build the reputation of the photographer to enhance the value of the archive. In addition, the Company can better control the market for the works of individual photographers. Reproduction and licensing agreements are often more desirable because they typically require low or no upfront cash commitments. In these agreements content providers are usually paid mostly through royalties on sales. Owning copyright or having rights to copyrights significantly impact the Company’s gross margins. On the other hand, purchasing copyrights outright while reducing cash, increases intangible assets, and generates higher gross margins. Reproduction and licensing agreements do not significantly impact the Company’s balance sheet but generate much lower gross margins.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Item 1A. Risk Factors

Intellectual property rights are important to our business, page 3

5. Please address the effects any misappropriation of your intellectual property rights may have on your business and results of operations.

Response: Misappropriation or infringement of our intellectual property and proprietary rights could impair our competitive position. Enforcement actions to protect our intellectual property could be costly and could materially and adversely affect our business, results of operations and financial condition and may not always be successful. Policing unauthorized use of our proprietary rights is difficult. We cannot ensure that the steps taken by us will prevent misappropriation of our products and intellectual rights or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, patent, copyright and trade secret protection may not be available where our products and services are made available on-line. In addition, litigation may be necessary to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity. Litigation, even if successful, could result in substantial costs and diversion of resources and management attention and could materially and adversely affect our business, results of operations and financial condition. Although most legitimate businesses and responsible individuals do not steal digital content and pay for the content. Although there could occasionally be instances of persons illegally marketing the intellectual property of the Company, content theft is typically committed by individuals and smaller businesses that have no intention or ability of becoming a paying customer, thus the impact of theft on revenue is not believed to be material.

Results of Operations

Revenues, page 5

6. We note your disclosure that third party on-line retailers accounted for 94% of total revenues for 2014. Please disclose any fees that you pay third party retailers or the percentage of revenues collected by such retailers.

Response: Fees paid to third party on-line retailers for the twelve months ended December 31, 2014 and 2013 was $51,666 and $42,659, respectively, and is included in cost of revenues in the Company’s consolidated statements of operations.

7. Please revise to provide more insight into the changes in revenues when comparing both annual and interim periods. In doing so, please disclose the extent to which such changes are attributable to increases or decreases in prices and volumes of goods being sold. Please also disclose the impact of including Capital Art, Inc.’s revenues beginning October 8, 2014. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Second Amendment has been revised, but to highlight here:

Annual:

The photographs sold through third party on-line retailers accounted for 94% of total revenues during the twelve months ended December 31, 2014. Product sales to third party end consumers accounted for 6% of total revenues for the during the twelve months ended December 31, 2014. 4% of total sales, or $10,197 was due to the reverse merger effective October 8, 2014 with Capital Art, Inc. No customers accounted for over 10% of total revenues for the twelve months ended December 31, 2014.

For the twelve months ended December 31, 2013, product sales from third party on-line retailers accounted for 45% of total revenues, while private auction sales accounted for 35%. For the twelve months ended December 31, 2013, sales revenues from two customers comprised 28% and 19% of the Company’s total revenue, respectively, of which one customer accounting for 19% of total revenues was a related party of the Company.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Interim:

During the three months ended June 30, 2015, revenues decreased $27,060 (43.57%) to $35,040 from $62,100 for the same period in 2014. Product sales from third party on-line retailers accounted for 73% and 100%, respectively, of total sales for the three months ended June 30, 2015 and 2014. Sales to private end consumers accounted for 13% of total revenues for the three months ended June 30, 2015, while sales from private auction houses accounted for 8%. The remaining 6% of total revenues were derived from third party licensing fees.

For the six months ended June 30, 2015 total revenues increased $213,114 (130.61%) to $376,282 from $168,168 for the same period in 2014. For the six months ended June 30, 2015, product sales from third party on-line retailers and private end consumers accounted for 73% and 14%, respectively, of total revenues.

On August 15, 2014, pre-merger CAPA entered into a four-month agreement for strategic management services with a consultant. In connection with the agreement, the consultant received compensation of limited edition photographs for an aggregate retail fair value of $250,000. The Company evaluated the transaction under the guidance in ASC 845-Nonmonetary Transactions. ASC 845 requires fair value of nonmonetary exchanges be recorded based on fair value inherent in the transaction. The Company determined the aggregate retail fair value of the prints totaling $250,000 represented the fair value of the reciprocal transfer between the Company and the consultant. The prints were earned upon execution of the agreement, and were delivered in March 2015, and accounted for 66% of total revenues for the six months ended June 30, 2015.

100% of total revenues for the six months ended June 30, 2014 were product sales generated from third party on-line retailers.

8. Reference is made to your disclosure that the decrease in revenues was due in part to the reverse merger re-classifications and accounting adjustments made for 2013. Please tell us the nature of these re-classifications and adjustments and explain why these items impact comparative revenues.

Response: See our response to Question 7 above, which also highlights these changes.

Costs and Operating Expenses, page 5

9. Please revise to discuss gross profit as a percentage of total revenues when comparing both annual and interim periods or explain to us why such discussion is not relevant. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Second Amendment has been revised, but to highlight here:

Annual:

	Twelve Months Ended December 31,
	2014	2013	Change	% Change
Prints, framing and related costs	$33,186	$20,239	$12,947	63.97%

Selling and auction fees	51,666	42,659	9,007	21.11%

Cost of fulfillment and shipping	88,989	113,704	(24,715)	(21.74%	)

Total cost of revenues	$173,841	$176,602	$(2,761)	(1.56%	)

Costs of revenues decreased slightly by $2,761 or 1.56% during the twelve months of 2014 compared to the same period of 2013.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Gross profit as a percentage of total revenues was 69% and 50% for the twelve months ended December 31, 2014 and 2013. Cost of sales mix will vary depending on the Company’s revenue mix. Revenues from third party on-line retailers accounted for 94% of total revenues for the twelve months ended December 31, 2014, compared to 45% during the same period in 2013. Fees paid to third party on-line retailers for the twelve months ended December 31, 2014 and 2013 was $51,666 and $42,659, respectively. Selling and auction fees will vary depending on the online or auction house fee structure. Private auction sales accounted for 35% of total revenues for the twelve months December 31, 2013 resulting in higher fulfillment costs for 2013. As the Company works with various channels to distribute its product, it continues to negotiate deals to reduce its overall fulfillment costs.

Prints, framing and related costs comprise of product cost associated with the Company’s sales of its classic and contemporary limited edition photographic images, costs associated with reproduction of archival images for sale, framing and other related costs. For the twelve months ended December 31, 2014 costs associated with prints, framing and related costs increased $12,947 to $33,186 (63.97%) from $20,239 during the same period in 2014.

  Interim:

	Three Months Ended June 30,					Six Months Ended June 30,
	2015	2014	Change	% Change		2015	2014	Change	% Change
Prints, framing and related costs	$11,079	$6,937	$4,142	59.71%		$48,911	$15,579	$33,332	213.95%

Selling and auction fees	6,041	12,629	(6,588)	(52.17%	)	16,212	30,536	(14,324)	(46.91%	)

Cost of fulfillment and shipping	25,258	22,427	2,831	12.62%		51,153	34,955	16,198	46.34%

Total cost of revenues	$42,378	$41,993	$385	0.91%		$116,276	$81,070	$35,206	43.43%

Costs of revenues increased $385 (0.91%) to $42,378 for the three months ending June 30, 2015 compared to $41,993 for the same period in 2014. For the six months ended June 30, 2015, cost of revenues increased $35,206 (43.43%) to $116,276 from $81,070 for the same period 2014.

Gross profit as a percentage of total revenues was (21%) and 32% for the three months ended June 30, 2015 and 2014. For the six months ended June 30, 2015 and 2014, gross profit as a percentage of total revenues was 69% and 50%. Cost of sales mix will vary depending on the Company’s revenue mix.

The Company’s negative gross profit as a percentage of total revenues for the three months ended June 30, 2015 compared to the same period in 2014 is due to payroll costs associated with fulfillment labor costs on total revenues of $35,040. As the Company works with various channels to distribute its product, it continues to negotiate deals to reduce its overall fulfillment costs.

For the six months ended June 30, 2015 and 2014, gross profit as a percentage of revenues was 69% and 50%, respectively. Cost of revenues for the six months ended June 30, 2015 compared to 2014 increased due to costs associated with the limited edition photographs for an aggregate retail fair value of $250,000 delivered to the consultant in March 2015.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Prints, framing and related costs comprise of product cost associated with the Company’s sales of its classic and contemporary limited edition photographic images, costs associated with reproduction of archival images for sale, framing and other related costs. For the three months ended June 30, 2015 costs associated with prints, framing and related costs increased $4,142 to $11,079 (59.71%) from $6,937 during the same three month period in 2014. Costs associated with prints, framing and related costs increased $33,332 (213.95%) to $48,911 for the six months ended June 30, 2015 compared $15,579 during the same period in 2014.

Fees paid to third party on-line retailers for the three months ended June 30, 2015 and 2014 were $6,041 and $12,629, respectively. For the six months ended June 30, 2015 and 2014, selling and auction fees were $16,212 and $30,536, respectively. Selling and auction fees will vary depending on the online or auction house fee structure.

10. Reference is made to your disclosure that general and administrative expenses increased when comparing both annual and interim periods due to the reverse merger and the addition of expenses associated with Movie Star News, LLC. This explanation does not appear accurate in light of the fact that Movie Star News, LLC is the accounting acquirer in the historical financial statements. Please revise to explain why general and administrative expenses increased in both dollars and as a percentage of revenues.

Response: The Second Amendment has been revised, but to highlight here:

Annual:

General and administrative costs for twelve month period ending December 31, 2014 increased $257,415 (149.9%) to $429,099 from $171,684 in same period 2013. On October 8, 2014 the Company entered into a reverse merger transaction. The operating expenses presented for the twelve months ended December 31, 2013 represent Movie Star News, LLC that operated as a private company prior to the reverse merger transaction, as compared to the combined company presented subsequent to the reverse merger date of October 8, 2014.

On January 4, 2014 the Company entered into Management Agreement with MSN Holdings, LLC, a related party and principal of MSN, for management consulting services of MSN. Under the terms of the agreement the consultant shall receive 10% of gross revenues of MSN. For the twelve months ended December 31, 2014 the consultant earned $26,281 in connection with the agreement, which is included in general and administrative expenses.

On February 1, 2014, pre-merger CAPA executed a consulting agreement for services. The agreement specifies issuance of 500,000 shares of common stock at execution of the agreement and 3,500,000 shares upon introduction of a strategic business partner. The Consultant introduced a strategic business partner August 15, 2014. The agreement calls for payment of the Company’s common stock pro-ratably upon receipt of payment of the introduced strategic partner. See Note 9 of the Notes to the Consolidated Financial Statements. For the twelve months ended December 31, 2014 stock compensation in connection with the agreement included in general and administrative expenses was $43,750.

On August 15, 2014, pre-merger CAPA entered into a four-month agreement for strategic management services with a consultant. In connection with the agreement, the consultant is to receive compensation of 5,500,000 shares of the Company’s common stock payable in four equal installments. See Note 9 of the Notes to the Consolidated Financial Statements. Stock compensation expense included in general and administrative expenses in connection with the agreement was $123,750 for the twelve months ended December 31, 2014.

For the twelve months ended December 31, 2014 costs associated with the reverse merger, legal and accounting fees increased $39,221, while costs associated with investor relations increased $6,494. The remainder of the increase is primarily due to general administrative expenses and increased costs associated with the Company’s facilities, insurance and other supplies during the twelve months ending December 31, 2014 compared to the same period in 2013.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Interim:

On October 8, 2014 the Company entered into a reverse merger transaction. The operating expenses presented for the three and six months ended June 30, 2014 represent Movie Star News, LLC that operated as a private company prior to the reverse merger transaction, as compared to the combined company presented for the three and six months ended June 2015.

General and administrative costs increased $151,412 (330.54%) to $197,219 for three months ended June 30, 2015 compared to $45,807 in the same period 2014. The increase for the three months ended June 30, 2015 compared to 2014 comprise primarily of costs associated with the reverse merger, legal and accounting fees ($64,000); costs associated with investor relations, including fees, expenses and stock compensation ($25,000); and management consultants, administrative payroll and related costs ($34,000); and stock compensation to non-employee consultants totaling $15,000. The remainder of the increase is primarily due to general administrative expenses and increased costs associated with the Company’s facilities, insurance and other supplies during the three months ending June 30, 2015 compared to the same period in 2014.

For the six months ended June 30, 2015, general and administrative costs increased $331,483 (410.45%) to $412,243 from $80,760 in the same period 2014. The increase for the six months ended June 30, 2015 is primarily due to costs associated with the reverse merger, legal and accounting fees ($145,000); costs associated with investor relations, including fees, expenses and stock compensation ($80,000), management consultants, administrative payroll and related costs ($58,000); and stock compensation to non-employee consultants totaling $15,000. The remainder of the increase is primarily due to general administrative expenses and increased costs associated with the Company’s facilities, travel expenses, insurance and other supplies in 2015 over the same period in 2014.

11. Reference is made to your disclosure of why depreciation expense increased when comparing both annual and interim periods. Please disclose the underlying reasons for the increase. In doing so, please discuss the October 8, 2014 reverse merger and resulting addition of the Frank Worth Collection to depreciable assets and disclose the dollar amount increase in depreciation resulting from the addition.

Response: The Second Amendment has been revised, but to highlight here:

Annual:

Depreciation expense increased $86,324 (148.4%) for the twelve months ended December 31, 2014 from $58,162 in the same period 2013. The increase in depreciation expense for the twelve months ended December 31, 2014 compared to the same period in 2014 is primarily due to depreciation of the Company’s archival images, comprising primarily of the Frank Worth Collection acquired in the reverse merger transaction entered into on October 8, 2014. Depreciation expense related to the Frank Worth Collection from the date of the reverse merger, October 8, 2014 to December 31, 2014 was $67,563. The Company records archival images, and property and equipment at cost for purchases over $500. Archival images, property and equipment are depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with improvements to archival images, and property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease.

Interim:

Depreciation expense increased $76,268 (420.49%) and $152,201 (429.89%) for the three and six months ended June 30, 2015, respectively, from $18,138 and $35,405 in the same period 2014, respectively. The increase in depreciation expense for the three and six months ended June 30, 2015 compared to the same period in 2014 is primarily due to depreciation of the Company’s archival images, comprising primarily of the Frank Worth Collection acquired in the reverse merger transaction entered into on October 8, 2014. Depreciation expense related to the Frank Worth Collection for the three months ended June 30, 2015 was $69,250. For the six months ended June 30, 2015, depreciation expense related to the Frank Worth Collection was $138,500. The Company records archival images, and property and equipment at cost for purchases over $500. Archival images, property and equipment are depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with improvements to archival images, and property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Liquidity and Capital Resources

Six Months Ended June 30, 2015 Compared to June 30, 2014, page 8

12. We note your disclosure that if the company fails to generate sufficient revenue there is substantial doubt as to the company’s ability to continue. Please disclose the amount of money needed to continue operations as well as the amount of time the company can continue with its current capital resources.

Response: As part of increasing its product offerings, the Company has been and continues to search for photographic archives that are undervalued by the market. These archives may be acquired outright or the Company may enter into representation or consignment agreements with the owners of the archives. These opportunities are typically (1) aging photographers who are looking to monetize their archive while still alive via a single large transaction, or (2) media companies that have aggregated assets (or rights to assets) and are seeking to dispose of the archive or a partner who can help them grow cash flows related to the archive. These opportunities exist both in the United States and abroad and the Company continues to search for value wherever it may be geographically located.

However, there is no guarantee the Company will generate sufficient revenues to continue operations. The Company estimates it will need approximately $1,000,000 in annual revenues to continue operations at its current operating level, without consideration given to investment in new sales and marketing channels. For the immediate future the Company plans to achieve this revenue target by ramping up fees earned from licensing imagery to media companies by growing a network of global sales agents.

13. Reference is made to your disclosure that working capital was $229,875 as of June 30, 2015. Please revise to clarify that this was a working capital deficit.

Response: The Second Amendment has been revised, and we also ensured this change was made in the 3rd Qtr 10-Q.

14. Reference is made to your disclosure on page F-30 of the stock purchase agreement with an investor for the sale of 20,000,000 shares of common stock for $1,000,000. As of June 30, 2015, it appears 15,000,000 shares have been sold for $750,000. Please tell us and revise to clarify whether you expect to sell the remaining 5,000,000 shares of common stock for $250,000 and if so, when.

Response: The Second Amendment has been revised to clarify as follows:

On August 14, 2014 pre-merger CAPA entered into a Stock Purchase Agreement with an investor for sale of 20,000,000 of the Company’s common stock at $0.05 per share, for total of $1,000,000 payable in installments in August 2014 through December 31, 2014. As of the date of the reverse merger and December 31, 2014, $700,000 has been received under the agreement for 14,000,000 common shares. As of December 31, 2014, 6,000,000 ($300,000) common shares remained outstanding under the terms of the agreement, which has been included in the condensed consolidated balance sheets in current assets – stock subscription receivable and equity – common stock subscribed.

As of June 30, 2015, the agreement was paid in full, when the outstanding $300,000 was received in connection with the outstanding stock subscription receivable for the remaining 6,000,000 shares.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Item 7. Certain Relationships and Related Party Transactions, page 11

15. We note a line item on your balance sheet for amounts due from related parties. Please disclose these transactions in this section. Please also disclose the identities of the related parties and tell us the nature of the loan received by the related party. Please refer to Item 404(d) of Regulation S-K and Section 13(k) of the Exchange Act.

Response: The Second Amendment has been revised to address this comment, but to highlight here:

Annual:

	December 31,	December 31,
	2014	2013
Due from related parties:
Dino Satallante, beneficial interest shareholder	$1,350	$1,350
Sam Battistone, beneficial interest shareholder	966	966
ICONZ Art, LLC, beneficial interest shareholder	–	14,142
Klaus Moeller, related party of pre-merger CAPA and beneficial interest shareholder	91,000	–
Total due from related parties	$93,316	$16,458

Due to related parties:
ICONZ Art, LLC, beneficial interest shareholder	$2,014	$–
Klaus Moeller, related party of pre-merger CAPA	4,562	–
MSN Holding Co., beneficial interest shareholder	28,272	28,475
Premier Collectibles, beneficial interest shareholder	85	–
Stuart Scheinman, beneficial interest shareholder	29,341	200
Short-term notes payable to Dreamstar and Dino Satallante	41,000	–
Dino Satallante - note payable	100,000	100,000
Total due to related parties	$205,274	$128,675

As of December 31, 2014 and 2013 the amounts due to the Company from related parties for funds advanced by the Company on behalf of the related parties, Dino Satallante, Sam Battistone (Dreamstar) and ICONZ Art, LLC (Stuart Scheinman), all beneficial interest shareholders of the Company, for expenses totaled $2,316 and $16,458, respectively. In connection with the reverse merger management determined a contingent liability for prior years income taxes existed as of the merger date. The liability is to be reimbursed by Klaus Moeller, a related party of pre-merger CAPA and beneficial interest shareholder. This contingency has been accounted in accordance with ASC 805, which states that a liability from a contingency recognized as of the acquisition date is in the scope of ASC 450 – Contingencies, shall continue to be recognized by the acquirer at its acquisition-date fair value until resolved. As of December 31, 2014 the contingent liability for income taxes was outstanding for $91,000.

As of December 31, 2014 and 2013 funds advanced from related parties, ICONZ Art, LLC (Stuart Scheinman), Klaus Moeller, MSN Holding Co. (Stuart Scheinman and Sam Battistone), Premier Collectibles (Stuart Scheinman), and Stuart Scheinman, all beneficial interest shareholders of the Company, for short-term working capital purposes totaled $64,274 and $28,675, respectively. These amounts are due on demand.

On September 15, 2009, the Company issued to Klaus Moeller, a former director of pre-merger CAPA, a promissory note (the “Moeller Note”) in principal amount of $150,000 at a rate of five percent (5%) interest per annum with a maturity date of September 14, 2011. The funds were borrowed from Mr. Moeller in order to provide working capital to the Company. The maturity dates were subsequently amended on September 14, 2011 to September 15, 2013 and on September 14, 2013 to September 15, 2014. The amount due to Mr. Moeller as of December 31, 2013 was $33,321. Then effective July 14, 2014, Mr. Moeller converted the principal of $150,000, plus accrued but unpaid interest in the amount of $38,184, to 4,000,000 shares of the Company’s common stock at an average price of $0.047 per share. Mr. Moeller provided short term, interest free, loans to the Company at various times during the years 2009 through 2013. The amount due to Mr. Moeller on these loans as of December 31, 2013 was $7,973.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

Mr. Moeller paid expenses on behalf of the Company which resulted in related party accounts payable as of December 31, 2013 in the amount of $38,738. On July 31, 2014, Mr. Moeller agreed to convert up to $200,000 in outstanding short term loans for the issuance of 4,000,000 shares of the Company’s common stock. The amount of the loan converted is $136,195. A company related to Mr. Moeller made short term advances of cash to the Company in 2014. The amount due as of December 30, 2014 was $4,562.

Effective September 11, 2014, the Company entered into two separate unsecured promissory note agreements for $20,500 each with two related parties, Dreamstar (Sam Battistone) and Dino Satallante, both beneficial interest shareholders, for working capital purposes. The loans bear interest at 6% per annum. The loans matured on September 10, 2015, and were extended to December 31, 2016.

On August 1, 2013 the Company entered into an unsecured promissory note agreement with related party and beneficial interest shareholder, Dino Satallante, for $100,000. The loan bears interest at 5%. The loan matured on July 14, 2014 and was extended to July 31, 2016. As of December 31, 2014, $100,000 was outstanding under the unsecured promissory note agreement.

The Company also assumed liabilities in connection with the reverse merger for funds advanced for working capital purposes by a related party of pre-merger CAPA for $22,254. As of December 31, 2014, this amount has been fully paid to the related party of pre-merger CAPA.

Interim:

	June 30,	December 31,
	2015	2014
Due from related parties:
Dino Satallante, beneficial interest shareholder	$1,350	$1,350
Sam Battistone, beneficial interest shareholder	966	966
Stuart Scheinman, beneficial interest shareholder	2,379	–
ICONZ Art, LLC, beneficial interest shareholder	13,735	–
Klaus Moeller, related party of pre-merger CAPA and beneficial interest shareholder	91,000	91,000
Total due from related parties	$109,430	$93,316

Due to related parties:
ICONZ Art, LLC, beneficial interest shareholder	$2,014	$2,014
Klaus Moeller, related party of pre-merger CAPA	521	4,562
MSN Holding Co., beneficial interest shareholder	28,272	28,272
Premier Collectibles, beneficial interest shareholder	85	85
Stuart Scheinman, beneficial interest shareholder	–	29,341
Short-term notes payable to Dreamstar and Dino Satallante	41,000	41,000
Dino Satallante - note payable	100,000	100,000
Total due to related parties	$171,892	$205,274

As of June 30, 2015 and December 31, 2014 the amounts due to the Company from related parties for funds advanced by the Company on behalf of the related parties, Dino Satallante, Sam Battistone (Dreamstar), Stuart Scheinman, and ICONZ Art, LLC (Stuart Scheinman), all beneficial interest shareholders of the Company, for expenses totaled $18,430 and $2,316, respectively. In connection with the reverse merger management determined a contingent liability for prior years income taxes existed as of the merger date. The liability is to be reimbursed by Klaus Moeller, a related party of pre-merger CAPA and beneficial interest shareholder. This contingency has been accounted in accordance with ASC 805, which states that a liability from a contingency recognized as of the acquisition date is in the scope of ASC 450 – Contingencies, shall continue to be recognized by the acquirer at its acquisition-date fair value until resolved. As of June 30, 2015 and December 31, 2014, the contingent liability for income taxes was outstanding for $91,000.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

November 30, 2015

As of June 30, 2015 and December 31, 2014 funds advanced from related parties, ICONZ Art, LLC (Stuart Scheinman), Klaus Moeller, MSN Holding Co. (Stuart Scheinman and Sam Battistone), Premier Collectibles (Stuart Scheinman), and Stuart Scheinman, all beneficial interest shareholders of the Company, for short-term working capital purposes totaled $30,892 and $64,274, respectively. These amounts are due on demand.

Effective September 11, 2014, the Company entered into two separate unsecured promissory note agreements for $20,500 each with two related parties, Dreamstar (Sam Battistone) and Dino Satallante, both beneficial interest shareholders, for working capital purposes. The loans bear interest at 6% per annum. The loans matured on September 10, 2015, and were extended to December 31, 2016.

On August 1, 2013 the Company entered into an unsecured promissory note agreement with related party and beneficial interest shareholder, Dino Satallante, for $100,000. The loan bears interest at 5%. The loan matured on July 14, 2014 and was extended to July 31, 2016. As of June 30 2015, $100,000 was outstanding under the unsecured promissory note agreement.

On September 28, 2015, the Company entered into an unsecured promissory note agreement for working capital purposes with an unrelated party for total proceeds of $150,000. The note matures on September 28, 2016. Interest accrues at the rate of 10% per annum and is payable monthly beginning October 28, 2016.

Condensed Consolidated Financial Statements

Condensed Notes to the Consolidated Financial Statements

5. Accrued Liabilities, page F-29

16. Reference is made to your disclosure of the four month agreement for strategic management services with a consultant entered into on August 15, 2014. Please explain why recognizing revenue of $250,000 was appropriate referencing authoritative literature that supports your accounting treatment. Please also explain why you recognized this revenue in the six months ended June 30, 2015.

Response: On August 15, 2014, the Company entered into a four-month agreement for strategic management services with a consultant. In connection with the agreement, the consultant received compensation of limited edition photographs for an aggregate retail fair value of $250,000. The Company evaluated the transaction under the guidance in ASC 845-Nonmonetary Transactions. ASC 845 requires fair value of nonmonetary exchanges be recorded based on fair value inherent in the transaction. The Company determined the aggregate retail fair value of the prints totaling $250,000 represented the fair value of the reciprocal transfer between the Company and the consultant. See Note 8 – Accrued Liabilities. The Company delivered the limited edition prints to the consultant in March 2015, which accounted for 66% of total revenues for the six months ended June 30, 2015.

In responding to your comments, we believe that we have addressed all of your comments. Attached hereto, please also find statements from the Company that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments and do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter.

Very truly yours,

HOLLEY DRIGGS WALCH
FINE WRAY PUZEY & THOMPSON

/s/ Kimberly P. Stein

Kimberly P. Stein

DECLARATION

SEAN GOODCHILD, being first duly sworn, deposes and says:

1. That I, the deponent, am the Chief Executive Officer of Capital Art, Inc. (the “Company”);

2. That pursuant to the requirements of the United States Security and Exchange Commission (“Commission”), I have duly caused the Response letter dated November 30, 2015 (“Letter”) from the Company’s counsel, Kimberly P. Stein, Esq. of the law firm of Holley Driggs Walch to be sent in response to the Commission’s March 11, 2015 letter.

3. That I have reviewed the Letter and acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Letter and in the Second Amendment to the Form 10-12G filed to be filed on November 30, 2015.

4. I further acknowledge on behalf of the Company that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

5. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I DECLARE under penalty of perjury under law of the State of ____ that the foregoing is true and correct.

Executed on November 25, 2015	/s/ Sean Goldchild
Date	Sean Goldchild